SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

                      AMENDMENT NO. 4 (FINAL AMENDMENT) TO
                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                          -----------------------------

                         Globe Business Resources, Inc.
                              (Name of the Issuer)
                          -----------------------------

            Globe Holding Co., Inc., Globe Business Resources, Inc.,
          Christopher S. Gruenke, David D. Hoguet, Louis W. Holliday,
       Sharon G. Kebe, Blair D. Neller, Cory M. Nye, Jeffery D. Pederson,
       John H. Roby, Lyle J. Tomlinson, ERP Operating Limited Partnership,
            Equity Residential Properties Trust, Douglas Crocker II,
   Alan W. George, David J. Neithercut, Gerald A. Spector and Bruce C. Strohm

                       (Name of Persons Filing Statement)
                          -----------------------------
                                  Common Stock
                         (Title of Class of Securities)
                          -----------------------------

                                   379395 10 6
                      (CUSIP Number of Class of Securities)

                              Gary P. Kreider, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                              1400 Provident Tower
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                  (513)579-6411

       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)
                          -----------------------------
                                 With a Copy To:
                               Hal M. Brown, Esq.
                          Piper Marbury Rudnick & Wolfe
                            203 North LaSalle Street
                          Chicago, Illinois 60601-1293
                                  (312)368-4012

         This statement is filed in connection with (check appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration  statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

     This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed as the Final Amendment by Globe Holding Co., Inc., Globe Business Resources, Inc., Christopher S. Gruenke, David D. Hoguet, Louis W. Holliday, Sharon G. Kebe, Blair D. Neller, Cory M. Nye, Jeffery D. Pederson, John H. Roby, Lyle J. Tomlinson, ERP Operating Limited Partnership, Equity Residential Properties Trust, Douglas Crocker II, Alan W. George, David J. Neithercut, Gerald A. Spector and Bruce C. Strohm with respect to the shares of Globe Business Resources, Inc. Common Stock that are subject to a Rule 13e-3 transaction. Globe Business Resources, Inc.'s shareholders have approved the Merger contemplated by the Amended and Restated Agreement and Plan of Merger dated as of January 13, 2000, and amended and restated as of May 10, 2000 by and among Globe Business Resources, Inc., Globe Holding Co., Inc. and ERP Operating Limited Partnership. Pursuant to the Merger the shareholders of Globe Business Resources, Inc. are receiving $13.00 per share in cash. The Merger's terms and conditions are set forth in Globe Business Resources, Inc.'s Proxy Statement filed with the Securities and Exchange Commission on May 24, 2000 for the Special Meeting of Globe Business Resources, Inc. shareholders held on June 29, 2000.

     The purpose of this Amendment is to report the results of the Meeting and the consummation of the transactions contemplated by the Amended and Restated Agreement and Plan of Merger.

     Globe reports the following with respect to the votes received pursuant to the Meeting: 4,091,949 shares, representing 85% of the total number of Globe shares eligible to vote on the Merger, voted in favor of the Merger. This vote resulted in the adoption of the Merger pursuant to Ohio law and Globe's Articles of Incorporation.

     Closings with respect to the investments by certain Globe executives and the transactions contemplated by the Merger took place on June 30, 2000 and July 7, 2000 respectively.

                                    SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated as of:      July 11, 2000


                                        GLOBE BUSINESS RESOURCES, INC.


                                        By: /s/ David D. Hoguet
                                           ---------------------------------
                                           David D. Hoguet,
                                           Chief Executive Officer


                                        GLOBE HOLDING CO., INC.


                                        By: /s/ David D. Hoguet
                                           ---------------------------------
                                           David D. Hoguet,
                                           Secretary



                                           /s/ David D. Hoguet,
                                           as Attorney in Fact
                                        ------------------------------------
                                              CHRISTOPHER S. GRUENKE



                                           /s/ David D. Hoguet,
                                           as Attorney in Fact
                                        ------------------------------------
                                              LOUIS W. HOLLIDAY



                                           /s/ David D. Hoguet,
                                           as Attorney in Fact
                                        ------------------------------------
                                              SHARON G. KEBE



                                           /s/ David D. Hoguet,
                                           as Attorney in Fact
                                        ------------------------------------
                                              CORY M. NYE



                                           /s/ David D. Hoguet,
                                           as Attorney in Fact
                                        ------------------------------------
                                              JEFFERY D. PEDERSON



                                           /s/ David D. Hoguet,
                                           as Attorney in Fact
                                        ------------------------------------
                                              JOHN H. ROBY



                                           /s/ David D. Hoguet,
                                           as Attorney in Fact
                                        ------------------------------------
                                              LYLE J. TOMLINSON



                                           /s/ David D. Hoguet,
                                           as Attorney in Fact
                                        ------------------------------------



                                           /s/ David D. Hoguet
                                        ------------------------------------
                                              DAVID D. HOGUET



                                           /s/ David D. Hoguet,
                                           as Attorney in Fact
                                        ------------------------------------
                                              BLAIR D. NELLER


                                     ERP OPERATING LIMITED PARTNERSHIP

                                     By: Equity Residential Properties Trust
                                     Its: General Partner


                                     By:  /s/ Bruce C. Strohm
                                        ------------------------------------
                                              Bruce C. Strohm
                                              Executive Vice President
                                              and General Counsel


                                      EQUITY RESIDENTIAL PROPERTIES TRUST


                                       By:  /s/ Bruce C. Strohm
                                          ----------------------------------
                                                 Bruce C. Strohm
                                                 Executive Vice President
                                                 and General Counsel


                                        /s/ Douglas Crocker II
                                        ------------------------------------
                                                  DOUGLAS CROCKER II


                                        /s/ Alan W. George
                                        ------------------------------------
                                                  ALAN W. GEORGE


                                        /s/ David J. Neithercut
                                        ------------------------------------
                                                  DAVID J. NEITHERCUT


                                        /s/ Gerald A. Spector
                                        ------------------------------------
                                                  GERALD A. SPECTOR


                                        /s/ Bruce C. Strohm
                                        ------------------------------------
                                                  BRUCE C. STROHM